

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via E-mail to Veronica Chen

Li Liu, Chief Executive Officer
Yayi International Inc.
No. 9 Xingguang Road,
Northern Industrial Park of Zhongbei Town,
Xiqing District, Tianjin 300384, China

> **Re:**   **Yayi International Inc.**
> Form 10-K for Transition Period Ended March 31, 2010
> Filed June 29, 2010
> Form 10-K for Fiscal Year Ended March 31, 2011
> Filed June 29, 2011
> File No. 0-23806

Dear Ms. Liu:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief